Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Condensed Consolidated Financial
Statements
As of March 31, 2011

RRsat Global Communications Network Ltd
and its subsidiaries

Index to the Interim Consolidated Financial Statements as of March 31, 2011

Contents

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets

In thousands except share data

	March 31	December 31
	2011	2010
Current assets
Cash and cash equivalents	$9,213	$13,091
Marketable securities	20,914	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,235
and $5,641 as of March 31, 2011 and December 31, 2010 , respectively)	19,802	19,860
Other	1,353	1,312
Fair value of embedded currency conversion derivatives	725	893
Deferred taxes	1,886	1,657
Prepaid expenses	2,574	2,145

Total current assets	56,467	61,474

Fair value of embedded currency conversion derivatives	1,295	1,185

Deposits and long-term receivables	2,235	2,201

Long term prepaid expenses	7,699	7,709

Deferred taxes	81	501

Assets held for employee severance payments	1,980	2,015

Fixed assets, at cost, less accumulated
depreciation and amortization	44,475	40,779

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	818	897

Total assets	$118,784	$120,495

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets (Cont'd)

In thousands except share data

	March 31	December 31
	2011	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$13,912	$13,194
Other	2,755	2,455
Fair value of embedded currency
conversion derivatives	1,116	349
Related parties	45	55
Deferred income	6,509	8,456

Total current liabilities	24,337	24,509

Long - term liabilities
Deferred income	7,510	7,619
Fair value of embedded currency conversion derivatives	947	772
Liability in respect of employee severance payments	2,034	2,058
Deferred taxes	1,188	1,125

Total long - term liabilities	11,679	11,574

Total liabilities	36,016	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of March 31, 2011 and December 31, 2010; 17,346,561
shares issued and fully paid as of March 31, 2011
and December 31, 2010)	40	40
Additional paid in capital	52,918	52,893
Retained earnings	29,822	31,555
Accumulated other comprehensive loss	(12)	(76)

Total shareholders’ equity	82,768	84,412

Total liabilities and shareholders’ equity	$118,784	$120,495

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2011	2010	2010

Revenues	$26,930	$25,858	$102,027

Cost of revenues	20,737	18,577	75,962

Gross profit	6,193	7,281	26,065

Operating expenses

Sales and marketing	1,744	1,570	6,380

General and administrative	2,447	1,941	9,194

Total operating expenses	4,191	3,511	15,574

Operating income	2,002	3,770	10,491

Interest and marketable
securities income	116	157	681

Currency fluctuation and
other financing income (expenses) net	190	(679)	(1,268)

Changes in fair value of
embedded currency
conversion derivatives	(1,000)	2,277	1,254

Income before taxes on
income	1,308	5,525	11,158

Income taxes	(439)	(1,279)	(2,448)

Net income	$869	$4,246	$8,710

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations (Cont'd)

In thousands, except share data

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2011	2010	2010

Income per ordinary share

Basic income per ordinary
share	0.05	0.25	0.50

Diluted income per
ordinary share	0.05	0.24	0.50

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,326,716	17,330,024

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,359,092	17,419,749	17,380,677

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

					Accumulated
	Ordinary shares		Additional		other
			paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	Income (loss)	Total

Three months ended
March 31, 2011

Balance as at
January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412
Stock-based compensation	-	-	25	-	-	25
Dividend paid $0.15 per share	-	-	-	(2,602)	-	(2,602)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $16	-	-	-	-	52	52
Other comprehensive
income -reclassification
adjustments for losses
of investment securities,
net of tax effect of $4,
reclassified into income	-	-	-	-	12	12
Net income	-	-	-	869	-	869
Total comprehensive
income	-	-	-	869	64	933

Balance as at March 31, 2011	17,346,561	$40	$52,918	$29,822	$(12)	$82,768

Three months ended
March 31, 2010
Balance as at
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943
Stock-based compensation	-	-	106	-	-	106
Dividend paid $0.23 per share	-	-	-	(3,963)	-	(3,963)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $22	-	-	-	-	67	67
Other comprehensive
income -reclassification
adjustments for losses
of investment securities,
net of tax effect of $15,
reclassified into income	-	-	-	-	44	44
Net income	-	-	-	4,246	-	4,246
Total comprehensive
income	-	-	-	4,246	111	4,357
Balance as at March 31, 2010	17,326,716	$40	$52,627	$29,690	$86	$82,443

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Statements of Changes in Shareholders’ Equity and Comprehensive Income (Cont'd)

In thousands except share data

			Additional		Accumulated other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

Changes during 2010

Vesting of RSU's	19,845	* -	-	-	-	* -
Stock based
compensation	-	-	372	-	-	372
Dividend paid
$0.23 per share	-	-	-	(3,963)	-	(3,963)
Dividend paid
$0.15 per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $24	-	-	-	-	(75)	(75)
Other comprehensive
income -reclassification
adjustments for gains
of marketabla securities,
net of tax effect of $8,
reclassified into income	-	-	-	-	24	24
Net income	-	-	-	8,710	-	8,710
Total comprehensive
income	-	-	-	8,710	(51)	8,659
Balance as of
December 31, 2010	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

* Less than $1

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2011	2010	2010

Cash flows from operating activities
Net income	$869	$4,246	$8,710
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	1,948	1,501	6,454
Provision for losses in account receivable	594	127	1,157
Deferred taxes	234	531	107
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(9)	(15)
Discount accretion and premium amortization
of available- for- sale securities, net	(106)	(93)	(422)
Changes in liability for employee severance payments, net	11	116	8
Stock- based compensation	25	106	372
Changes in fair value of embedded currency conversion derivatives	1,000	(2,277)	(1,254)
Profit from trading securities, net	(10)	(49)	(164)

Changes in assets and liabilities:

Increase in account receivable - trade	(536)	(2,776)	(4,252)
Increase (decrease) in related parties, net	(10)	(4)	51
Increase in account receivable - other	(41)	(259)	(753)
Decrease (increase) in prepaid expenses	(429)	434	(161)
Increase in deposits
and long-term receivables	(34)	(441)	(1,171)
Increase in account payables	2,010	809	(334)
Increase (decrease) in deferred income	(2,056)	(2,294)	1,018

Net cash provided by (used in) operating activities	$3,469	$(332)	$9,351

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows (Cont'd)

In thousands

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2011	2010	2010

Cash flows from investing activities
Investment in fixed assets	$(6,534)	$(3,432)	$(15,265)
Investment in long term prepaid expenses	(13)	-	-
Proceeds (Investment) in short term deposits	-	6,900	9,900
Investments in available- for- sale securities	(3,523)	(316)	(10,298)
Decrease (increase) in trading securities, net	30	11	(37)
Proceeds from securities available- for- sale	5,295	2,539	10,281
Proceeds from securities held to maturity	-	28	780

Net cash provided by (used in) investing activities	$(4,745)	$5,730	$(4,639)

Cash flows from financing activities
Dividend paid	$(2,602)	$(3,963)	$(6,562)
Net cash used in financing activities	$(2,602)	$(3,963)	$(6,562)

Increase (decrease) in
cash and cash equivalents	$(3,878)	$1,435	$(1,850)

Balance of cash and cash equivalents at beginning of period	13,091	14,941	14,941

Balance of cash and cash equivalents at end of period	$9,213	$16,376	$13,091

A. Non-cash transactions

Investment in fixed assets	$2,140	$1,025	$3,132

B. Supplementary cash flow information

Income taxes paid	$383	$1,050	$3,027

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A. Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B. Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of March 31, 2011, and for the three-month period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2010 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, investments in marketable securities, share-based compensation; and liability in respect of employee severance payments, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D. Reclassification

As of March 31, 2011, the Company reclassified a portion of the “fair value of embedded currency conversion derivatives" presented on the balance sheet as of December 31, 2010 from short term to long term in order to be consistent with current period presentation, so that the sum of $1,185 and $772 were reclassified from short -term "Fair value of embedded currency conversion derivatives" to long-term "Fair value of embedded currency conversion derivatives "in the assets and liabilities, respectively, for the year ended December 31, 2010.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results

The Companys' segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such measures are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Three months ended March 31, 2011 :

	Mobile Satellite communications Services	Content management and distribution services	Total

Revenues	$1,891	$25,039	$26,930

Gross profit	$50	$6,143	$6,193

Sales and marketing			1,744
General and administrative			2,447

Operating income			$2,002

Financial expenses, net			(694)

Income before taxes on income			$1,308

Three months ended March 31, 2010 :

	Mobile Satellite communications Services	Content management and distribution services	Total

Revenues	$1,569	$24,289	$25,858

Gross profit	$138	$7,143	$7,281

Sales and marketing			1,570
General and administrative			1,941

Operating income			$3,770

Financial income, net			1,755

Income before taxes on income			$5,525

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results (cont'd)

Three months ended Decemer 31, 2010 :

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$6,996	$95,031	$102,027

Gross profit	$390	$25,675	$26,065

Sales and marketing			6,380
General and administrative			9,194

Operating income			$10,491

Financial income, net			667

Income before taxes on income			$11,158
Revenues by geographic areas:

	Three months ended		Year ended
	March 31	March 31	December 31
	2011	2010	2010

North America	$7,235	$5,540	$24,464
Europe	11,677	12,169	45,476
Asia	2,186	2,567	9,278
Israel	2,717	1,818	7,329
Middle East (other than Israel)	2,701	3,364	13,930
Rest of the world	414	400	1,550

	$26,930	$25,858	$102,027

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments

The Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

* Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

* Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determind using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

As of March 31, 2011, the Company held approximately $2,994 of U.S government or government agency marketable securities ($2,223 are calssified as available for sale,and $771 as trading) and approximately $17,455 of marketable corporate debt securities ($17,115 are calssified as available for sale and $340 as trading). The Company held approximately $465 of  stocks and mutual funds calssified as trading.

Assets and liabilities measured at fair value at March 31, 2011 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,576	$-	$-
	Available-for-sale securities:
	Corporate debentures	17,115	-	-
	US government or government
	Agency's debentures	2,223	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	2,020	-
	Total at March 31, 2011	$20,914	$2,020	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at March 31, 2011	$-	$2,063	$-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

Assets and liabilities measured at fair value at December 31, 2010 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,593	$-	$-
	Available-for-sale securities:		-	-
	Corporate debentures	18,088
	US government or government
	Agency's debentures	2,835	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	2,078	-
	Total at December 31, 2010	$22,516	$2,078	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at December 31, 2010	$-	$1,121	$-

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At March 31, 2011	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(121)	$9,994	$(121)	$9,994
US Agency's debentures	(3)	531	(3)	531
Total at March 31, 2011	$(124)	$10,525	$(124)	$10,525

At December 31, 2010	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(161)	$9,619	$(161)	$9,619
US Agency's debentures	(12)	776	(12)	776
Total at December 31, 2010	$(173)	$10,395	$(173)	$10,395

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions.  Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Subsequent events

A.
Screenpeaks Ltd., a former Israeli customer, filed a complaint on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The complaint alleges that the Company unlawfully terminated services to the plaintiff in accordance with the instructions of the MOC. The plaintiff is seeking damages from the Company and the MOC in the amount of NIS 23,000 (approximately $6,481). As part of the legal procedure the MOC filed with the court a third party statement claiming it will seek remedies from the Company for any damage it will incur as a result of a court decision in the favour of the plaintiff. The Company rejects the allegations and is contesting the claim vigorously. On May 27, 2009 the District Court decided that the proceedings will first examine the question of whether on the date the MOC instructed to terminate the agreement between the Company and the customer, the agreement fulfilled the terms and conditions of the license issued to the Company by the MOC.

On April 13, 2011 a partial judgment was given by the Court rejecting Screenpeaks’ claims against the MOC thus also rejecting the third party notice filed by the MOC against the Company.  The court also noted that the basis of Screenpeaks’ claims regard a fundamental term of the license issued by the MOC to the Company and that such terms should not only have been known to active companies in the field, but that also such companies should also be aware of the purpose of such terms.  As a result, the court has instructed Screenpeaks to notify the court within 30 days, if it intends to continue with the claim against the Company.  Screenpeaks has yet to deliver any notice in the matter.

In the opinion of the Company's management and legal advisers, in the event the Plaintiff prevails, the amount the Company will be required to pay will likely be immaterial. Therefore, no provision has been made in the consolidated financial statements with respect to the claim.

B.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site requires building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site has expired on October 20, 2009. The Company has applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011. On March 20, 2011 the Company appealed the decision to the District Building and Zoning Appeals Committee.

On April 27, 2011 an appeal hearing was held in front of the District Building and Zoning Appeals Committee which agreed to extend the relevant permits until April 1, 2012 subject to certain terms. Any further extension will also be subject to the Company filing a detailed plan for the Galon teleport site.

In addition on November 14, 2010, the Company received an indictment filed against our company by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at our Re'em Teleport, without proper permits. The hearing regarding the indictment which was scheduled for April 27, 2011 was postponed and is now scheduled for November 2, 2011. In the opinion of the Company's legal advisers, the minimum fine which will be imposed on our company, should it be convicted, will be NIS10 thousand (approximately $2.8 thousand). However, according to the law the court has discretion to impose higher fines.